UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                         International Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    459436507
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Weiner
                                 c/o W-Net, Inc.
                       3490 Laurel Canyon Blvd., Suite 327
                          Studio City, California 91604
                                 (818) 385-0405
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 19, 2007
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             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 8)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  459436507                                           PAGE 2 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W-NET, INC.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                0
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

CUSIP NO.  459436507                                           PAGE 3 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WOODMAN MANAGEMENT CORPORATION
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                76,440
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 76,440
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           76,440
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

CUSIP NO.  459436507                                           PAGE 4 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DAVID WEINER
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                76,440
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 76,440
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           76,440
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 to Schedule 13D (this "Statement") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2005, as amended on June 22, 2005 and January 9, 2007.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended to include the following disclosure:

         The purpose of this Statement is to report the disposition of shares of the Company's Common Stock by the Reporting Persons.

         Each of the Reporting Persons originally acquired shares of the Company's Common Stock pursuant to open market purchases.

         On January 23, 2007, David Weiner sold 600 shares of the Company's Common Stock in the open market, at a price per share equal to $2.85.

         From January 16, 2007 through January 22, 2007, W-Net sold an aggregate of 44,900 shares of the Company's Common Stock in the open market at prices per share ranging between $2.79 and $3.20.

         As a result of the foregoing transactions, as of January 19, 2007, Mr. Weiner no longer beneficially owned over five percent (5%) of the Company's Common Stock.

         Depending on market and other factors, Mr. Weiner and WMC may determine to dispose of some or all of the remaining Company Common Stock held by WMC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) and (b)

          The aggregate percentage of shares of Common Stock reported by each person named herein is based upon 1,738,931 shares outstanding as of January 5, 2007, which is the total number of shares outstanding as reported in the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on January 11, 2007.

         As of January 23, 2007, W-Net beneficially owned 0 shares of Common Stock of the Company.

         As of January 23, 2007, WMC beneficially owned 76,440 shares of Common Stock of the Company (the "WMC Shares"). The WMC Shares constitute approximately 4.4% of the Company's outstanding shares of Common Stock.

         As of January 23, 2007, Mr. Weiner beneficially owned 0 shares of Common Stock of the Company but may be deemed to beneficially own the WMC Shares.

         WMC and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the WMC Shares beneficially owned directly by WMC.

         (c) Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 4 above.

         (d) N/A

         (e) Mr. Weiner ceased to be the beneficial owner of more than five percent (5%) of the Company's Common Stock on January 19, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 22, 2005, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on Schedule 13D or any amendments thereto relating to the beneficial ownership of shares of Common Stock, a copy of which is filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on June 22, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on June 22, 2005).

                                    SIGNATURE
         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: January 24, 2007                W-NET, INC.

                                       By:    /S/ DAVID WEINER
                                           -------------------------------
                                       Name:  David Weiner
                                       Title: President



Dated: January 24, 2007                WOODMAN MANAGEMENT CORPORATION

                                       By:    /S/ DAVID WEINER
                                           -------------------------------
                                       Name:  David Weiner
                                       Title: President



Dated: January 24, 2007                   /S/ DAVID WEINER
                                       -----------------------------------
                                       David Weiner

                                  EXHIBIT INDEX

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on June 22, 2005).